SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

10100 Santa Monica Blvd., Suite 2400

Los Angeles, California 90067

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,579,834*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,579,834*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,579,834*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Includes 1,921,836 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) underlying a 5.0% Convertible Senior PIK Notes due 2030 (“Note”) issued by the Issuer pursuant to a Securities Purchase Agreement, dated as of February 26, 2020, by and among the Issuer and the investors named therein (the “Securities Purchase Agreement”).

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,579,834*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,579,834*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,579,834*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 1,921,836 shares of Common Stock underlying a Note issued by the Issuer pursuant to the Securities Purchase Agreement.

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,695,482*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,695,482*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,695,482*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*

Includes (i) 1,921,836 shares of Common Stock underlying a Note issued by the Issuer pursuant to the Securities Purchase Agreement and (ii) 3,989 shares of Common Stock that could be acquired in 60 days upon the vesting of restricted stock units.

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by certain of the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by Amendment No. 1 to the Initial 13D filed by the Reporting Persons with the SEC on March 3, 2020 (“Amendment No. 1”), amends and supplements certain of the items set forth therein.

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”), a Delaware limited liability company;

•	Long Ball Partners LLC (“Long Ball”), a Delaware limited liability company;

•	Jason Reese, a citizen of the United States of America and a director and the Executive Chairman of the Issuer.

For the information required for this Item 2 by Instruction C to Schedule 13D with respect to the persons controlling ICAM and Long Ball (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

(b) The business address of each Reporting Person and Covered Person is 3801 PGA Blvd., Suite 603, Palm Beach Gardens, Florida 33410.

(c) ICAM is a registered investment adviser with the SEC and its principal business is acting as the managing member and investment manager to Long Ball.

Long Ball is a private fund and its principal business is buying, selling and trading in securities and other investment products pursuant to the investment objective and strategies described in its confidential offering memorandum and/or operating agreement.

The principal occupation of Mr. Reese is acting as the Chairman and Chief Executive Officer of ICAM and portfolio manager to Long Ball.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is set forth in Section 2(a) of this Schedule 13D and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

Long Ball used its working capital to make all the purchases of Common Stock it has made since the filing of Amendment No. 1. Shares held directly by Mr. Reese (and not beneficially owned by Long Ball or ICAM) were issued to him in consideration of his service as a director and Executive Chairman of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 26,600,278 shares of Common Stock outstanding as of May 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021.

(c) Information with respect to all transactions in the securities which were effected during the past 60 days by each of the Reporting Persons is set forth on Schedule B annexed hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Jason Reese

/s/ Jason Reese

SCHEDULE A

Item 2. The name, principal occupation, and citizenship of each of the Covered Persons are set forth below.

Name	Principal Occupation	Citizenship
ICAM Holdings, LLC	100% owner of ICAM	Delaware limited liability company

Imperial Capital Group Holdings, LLC	Majority owner of ICAM Holdings, LLC	Delaware limited liability company

Randall Wooster	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC	United States of America

Jason Reese	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC; Item 2(c) is incorporated herein by reference	United States of America

Items 3 – 6. Except through their relationship with ICAM and Long Ball or as otherwise set forth in Items 3 to 6 of this Schedule 13D, none of the Covered Persons beneficially own any securities of the Issuer or have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

SCHEDULE B

Transactions by the Reporting Persons and Covered Persons in the securities of the Issuer during the preceding 60 days are set forth in the table below. These transactions were made through open market purchases and in privately negotiated transactions.

Reporting Person	Trade Date	Number of Shares Bought (Sold)	Price Per Share (excluding Commission)
Long Ball	5/18/2021	10,229	$2.1801
Long Ball	5/19/2021	259,882	$2.3984
Long Ball	5/20/21	58,575	$2.3166

In addition, within the last 60 days, Mr. Reese received the following equity awards in connection with his service as a director and Executive Chairman of the Issuer:

•

on March 19, 2021, Mr. Reese was awarded 19,945 restricted stock units by the Issuer, 10% of which vested on the date of grant, with the remainder vesting in equal installments on the first business day of each month beginning April 1, 2021 and ending December 1, 2021 (of the 19,945 restricted stock units only shares that have vested or may vest within 60 days are reported as beneficially owned by Mr. Reese herein); and

•	on March 31, 2021, Mr. Reese was granted an award of 17,930 shares of Common Stock.